UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 10, 2015	By:	/s/ Elli Levinson-Sela, Adv.
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

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Contact:

Alon Blue Square Israel Ltd.

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

July 10, 2015 - Yakum

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI)

REPORTING THE RESULTS OF MEGA RETAIL LTD. AS OF MARCH 31, 2015
AND FOR THE PERIOD THEN ENDED

Further to the convening of the creditors' meeting of Mega Retail Ltd. hereinafter "Mega" On July 12, 2015, which will include a meeting of suppliers and in view of the fact that as part of Mega's debt arrangement it has been proposed to give certain suppliers the option of converting part of Mega's debt of them into share capital of the Company, the Company hereby issues condensed financial data and other information about Mega as of March 31, 2015. As approved by the board of Mega directors on May 27, 2015 for the purpose of including them in the consolidated financial statement of Alon Blue Square Ltd. for the first quarter of 2015. This summary is included in pages 3 up to 11 below.

The change in the deposit balance provided by Mega to Alon Blue Square in the first quarter derived from the Passover holiday timing and from using gift cards issued by Alon Blue Square that were used in Mega stores. As of the Company's report date, Alon Blue Square paid Mega the total deposit that amounted to NIS 194 million as of March 31, 2015 and in addition provided Mega a loan of NIS 40 million under the expected support of Alon Blue Square in the amount of NIS 100 million, a long term loan and credit line for financing events during the month of additional NIS 120 million as detailed in Mega's restructuring plan.

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MEGA RETAIL LTD.

May 27, 2015 – Rosh Ha'ain

Mega Retail Ltd.

Financial Results for the first quarter of 2015

Mega Retail Ltd. (hereinafter - the "Company"), is a company owned and controlled (100%) by Alon Blue Square Israel Ltd. (hereinafter - "the parent" or "BSI"). The parent company is a public company whose shares are traded on the Tel-Aviv and New York Stock Exchange (NYSE). The controlling shareholder of the parent company is Alon Israel Oil Company Limited. The Company is engaged in retail marketing through chain stores operated by the Company and through its subsidiaries (hereinafter "the Group"). The Company is a limited liability company incorporated in Israel, and is a resident of Israel. The Company's registered office is at 2 Amal St., Industrial Zone Afek, Israel. The financial results below are of the Company. Food retail operating of the Company is part of the food retail operating segment of Blue Square group which include the results of the Company as well as the activity of gift cards that operate in parent company, services provided by the parent and depreciation of buildings excluding rental fees to BSRE.

As of March 31, 2015, the Company operates 183 supermarkets divided as follows: "Mega in Town" - 119 branches, "Mega" - 8 branches, "YOU" - 38 branches (including outlet branch), "Zol Beshefa" - 14 branches, "Tachles" - one branch "Hazarchania of YOU" - 3 branches.

Also, as of March 31, 2015, the subsidary "Eden Teva Market" operated 9 branches and 14 branches in Mega.

The operating loss of the Company and its subsidiaries for first three months of 2015 amounted in the consolidation to NIS 80 million. In 2014, the loss in the consolidated amounted to NIS 277 million. In addition, during 2014 the Company and its subsidiaries wrote off the balance of deferred taxes and recorded tax expenses of NIS 126 million.

The Company's management has formulated an action plan that was approved by its Board of Directors which includes, among other things, (1) efficiency measures and dismissal of employees; (2) cutting advertising expenses and other expenses that are not essential to the ongoing operations of the Company; (3) inventory reduction; (4) reduction of investments to the minimum required for the normal operation of equipment and facilities; and (5) the sale of branches. In addition to carrying out these actions, the parent company has committed to provide additional financing to the Company in the aggregate amount not to exceed NIS 240 million so as to assist Mega, if necessary, in financing temporary liquidity difficulties and if there is no deviation from the branch realization plan.

The Company has already begun implementing some of the above measures and intends to implement the remaining stages of the plan without delay. Management intends to constantly monitor the progress of the implementation of the plan to assure that the scope of the measures taken is sufficient. The Company's management believes that the urgent implementation in short deadlines, as much as possible, of the above measures will bring the Company to a steady course of action.

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MEGA RETAIL LTD.

Results for the first quarter of 2015

Revenues in the first quarter of 2015 amounted to NIS 1,389.6 million compared to revenues of NIS 1,424.6 million in the comparable quarter last year, a decrease of 2.5%.

The increase in same store sales in this quarter compared to the comparable quarter last year amounts to 3.2%.

Gross profit in the first quarter of 2015 amounted to NIS 344.4 million (25% of revenues) compared to a gross profit of NIS 375.3 million (26.33% of revenues) in the comparable quarter last year.

Selling, general and administrative expenses in the first quarter of 2015 amounted to NIS 411.1 million (30% of revenues), compared to expenses of NIS 427.5 million (30% of revenues) in the comparable quarter last year. The main decrease derives from decrease in expenses due to closing branches and efficacy measures.

Operating loss (before other income and expenses) amounted to NIS 67 million (4.8 % of revenues) in the first quarter of 2015 as compared to NIS 52 million (3.7% of revenues) in the comparable quarter last year.

Other expenses, net in the first quarter of 2015 amounted to NIS 13.7 million as compared to NIS 13.8 million in the first quarter of 2014.

Operating loss before financing amounted to NIS 80.4 million (5.8% of revenues) in the first quarter of 2015 as compared to NIS 65.9 million (4.6% of revenues) in the comparable quarter last year.

Financing expenses, net in the first quarter of 2015 amounted to NIS 6.6 million as compared to financing expenses of NIS 5.4 million in the comparable quarter last year.

Loss in the first quarter of 2015 amounted to NIS 87.0 million as compared to a loss of NIS 50.4 million in the comparable quarter last year.

Negative EBITDA in the first quarter of 2015 amounted to NIS 34 million (2.4% of revenues) as compared to NIS 20.7 million (1.5% of revenues) in the comparable quarter last year.

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MEGA RETAIL LTD.

Condensed operating data:

	Year ended December 31,	Three months ended March 31,
	2014	2014	2015
Supermarkets segment:
Increase (decrease) same stores' sales (S.S.S)	(3.6%)	(9.9%)	3.2%

Number of stores at the end of the period	197	210	192

Stores opened during the period	3	1	-

Stores closed during the period	19	4	5

Total selling space at the end of the period (sq.m)	303,424	345,200	294,652

Openings of branches (sq.m)	4,263	1,262	-
Closings of branches (sq.m)	(46,566)	(6,517)	(8,772)
Reduction of spaces (sq.m)	(14,273)	-	-
Sales per square meter	18,028	4,179	4,373
Sales per employee (NIS in thousands)	1,183	282	298

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MEGA RETAIL LTD.

Cash flows for the first quarter of 2015

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 84.4 million in the first quarter of 2015 compared to net cash flow provided by operating activities of NIS 113.5 million in the comparable quarter last year. The decrease derives from a change in the net working capital of NIS 23.4 million.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 35.7 million in the first quarter of 2015 as compared to net cash flows used in investing activities of NIS 127.4 million in the comparable quarter last year. Cash flows used in investing activities in this quarter mainly included the purchase of property and equipment, and intangible assets of NIS 25.2 million, increase in credit to the parent company in the amount of NIS 20.4 million net of proceeds from the sale of an investment in associate of NIS 9.8 million. In the first quarter of 2014, cash flows used in investing activities mainly included the purchase of property and equipment, and intangible assets of NIS 29.0 million, increase in credit to the parent company in the amount of NIS 98.6 million

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 34.5 million in this quarter as compared to net cash flows provided by financing activities of NIS 22.1 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included repayment of long term loans of NIS 24.3 million, decrease in short term credit of NIS 4.5 million and interest payments of NIS 5.7 million. The net cash flows provided by financing activities in the first quarter of 2014 included mainly the receipt of long term loan of NIS 100 million net of repayment of long term loans of NIS 2.4 million, decrease in short term credit of NIS 69.9 million and interest payments of NIS 5.6 million.

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MEGA RETAIL LTD.

Events during the reporting period

a.	In March, after the fulfillment of the conditions precedent, the Company sold for NIS 9.8 million 50% of its holdings in Radio Lelo Hafsaka Ltd. and Radio Hatzafon Holdings Ltd. Following the sale, a capital gain of NIS 1.6 million resulted to the Company. Following the sale, the Company's holding rate in the radio companies is 16.5%.

b.	Following the resolution of the Board Directors to commence measures to cease the operations of Dr. Baby Ltd. expenses of NIS 3 million were recorded for the provision for impairment of assets and NIS 3 million for expected rental fees due to the closure. The expenses were included in the item of other expenses.

Subsequent events (until of approving financial statements on May 27, 2015):

a.	On April 2, 2015, the Company exercised the call option to purchase the shares of the partner in Tachles Retail Ltd. for NIS 4 million.

b.	In May 2015, the Company's CEO, Mr. Moti Keren informed the Board of Directors of his intention to end his tenure.

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MEGA RETAIL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015

(UNAUDITED)

	December 31,	March 31,
	2014	2014	2015
	NIS In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	6,175	5,808	15,019
Investment in securities	297	408	297
Parent company	173,441	200,948	193,818
Trade receivables and other receivables:
Trade receivables	267,372	327,067	334,750
Other	39,778	59,052	38,448
Income taxes receivable	3,268	2,412	2,657
Inventories	319,379	436,975	379,441
	809,710	1,032,670	964,430

NON-CURRENT ASSETS:
Investments accounted for using equity method	16,282	13,433	8,696
Property and equipment, net	562,067	578,164	549,005
Other long-term receivables	89,600	87,107	78,034
Deferred taxes	-	145,537	-
Intangible assets, net	324,406	347,497	326,241
	992,355	1,171,738	961,976
Total assets	1,802,065	2,204,408	1,926,406

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MEGA RETAIL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015

(UNAUDITED)

	December 31,	March 31,
	2014	2014	2015
	NIS In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	320,339	147,018	310,541
Current maturities of long-term loans from banks	59,024	52,715	59,531
Trade payables	746,039	872,252	974,454
Related party	38,757	44,632	41,272
Other trade payables	223,928	258,526	250,309
Other liabilities	6,813	9,114	7,027
	1,394,900	1,384,257	1,643,134

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	250,860	270,915	225,318
Derivative financial instruments	1,193	2,175	1,109
Other liabilities	58,025	64,025	46,782
Liabilities in respect of employee benefits, net of amounts funded	61,046	62,938	60,551
	371,124	400,053	333,760
Total liabilities	1,766,024	1,784,310	1,976,894

EQUITY:

Ordinary shares	91,730	91,730	91,730
Other reserves	474,956	474,956	474,956
Accumulated deficit	(530,645)	(146,588)	(617,174)
Total equity	36,041	420,098	(50,488)
Total liabilities and equity	1,802,065	2,204,408	1,926,406

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MEGA RETAIL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

	Year ended	Three months ended
	December 31,	March 31,
	2014	2014	2015
	NIS In thousands

Revenues	5,828,324	1,424,633	1,389,645
Cost of sales	4,329,609	1,049,292	1,045,253
Gross profit	1,498,715	375,341	344,392
Selling, general and administrative expenses	1,737,936	427,479	411,088
Loss before Other losses	(239,221)	(52,138)	(66,696)
Other losses	37,436	13,764	13,747
Operating profit	(276,657)	(65,902)	(80,443)
Finance income	3,105	1,930	1,730
Finance expenses	(34,562)	(7,317)	(8,288)
Finance expenses, net	(31,457)	(5,387)	(6,558)

Loss before gains of associates	(308,114)	(71,289)	(87,001)
Share in gains of associates	3,777	877	472
Loss before gains of associates	(304,337)	(70,412)	(86,529)
Taxes on income (tax benefit)	131,385	(20,035)	-

Loss	(435,722)	(50,377)	(86,529)

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MEGA RETAIL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

	Year ended	Three months ended
	December 31,	March 31,
	2014	2014	2015
	NIS In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities (a)	14,133	113,836	83,804
Income tax received (paid)	(1,156)	(300)	611
Net cash provided by operating activities	12,977	113,536	84,415
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(139,877)	(26,455)	(22,131)
Purchase of intangible assets	(22,500)	(2,571)	(3,052)
Proceeds from sale of property and equipment	65,928	193	-
Proceeds from sale of investment in associate	-	-	9,822
Increase in credit to the parent company, net	(71,109)	(98,616)	(20,377)
Interest received	25	5	-
Net cash used in investing activities	(167,533)	(127,444)	(35,738)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of long-term loans	120,000	100,000	-
Repayment of long-term loans	(37,310)	(2,410)	(24,288)
Short-term credit from banks	105,250	(69,859)	(4,499)
Interest paid	(22,988)	(5,580)	(5,747)
Net cash provided by (used in) financing activities	164,952	22,151	(34,534)

INCREASE IN CASH AND CASH EQUIVALENTS AND BANK CREDIT	10,396	8,243	14,143
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK CREDIT AT BEGINNING OF PERIOD	(9,520)	(9,520)	876
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK CREDIT AT END OF PERIOD	876	(1,277)	15,019

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MEGA RETAIL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

	Year ended	Three months ended
	December 31,	March 31,
	2014	2014	2015
	NIS In thousands

(a) Net cash provided by operating activities:
Loss before taxes on income	(304,337)	(70,412)	(86,529)
Adjustments for:
Depreciation and amortization	131,927	31,477	32,313
Share in profit of associates, net	(3,777)	(877)	(472)
Gain from realization of investment in associate	-	-	(1,611)
Gain (loss) from sale and impairment of property and equipment	(8,376)	3,311	4,532
Gain from changes in fair value of derivative financial instruments	(1,173)	(192)	(84)
Linkage differences on assets and long term loans, net	851	(466)	(896)
Employee benefit liability, net	(10,293)	(9,282)	(495)
Interest paid, net	22,963	5,575	5,747
	(172,215)	(40,866)	(47,495)

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	56,569	(3,126)	(67,378)
Decrease (increase) in other accounts receivables	4,703	(22,249)	1,635
Decrease (increase) in inventories	61,903	(55,693)	(60,062)
Increase in trade payables and other accounts payable	63,173	235,770	257,104
	186,348	154,702	131,299

	14,133	113,836	83,804

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MEGA RETAIL LTD.

Repayment of long term loans from banks in Israel as of March 31, 2015

	NIS CPI linked	NIS unlinked to CPI	Gross interest payments	Total according to years
	NIS in thousands
First year	21,436	38,095	8,102	67,633
Second year	21,436	35,644	6,590	63,670
Third year	21,436	25,125	4,930	51,491
Fourth year	21,436	22,500	3,545	47,481
Fifth year and thereafter	77,741	-	3,294	81,035
	163,485	121,364	26,461	311,310

Events from the date of approving Mega's financial statements from May 27, 2015.

From May 27, 2015, the approval date of Mega's financial statements for the first quarter and until the date of issuing this report, The Company, Alon Blue Square have published the following reports relating to Mega:

a.	Immediate report dated June 3, 2015 number 39360 regarding the appointment of Raviv Brookmayer as the CEO of Mega.

b.	Immediate report dated June 21, 2015 number 52479 regarding the approval of a new agreement between Mega, the Histadrut and the employees' committee.

c.	Immediate report dated June 29, 2015 number 58944 regarding the filing of Mega's application to the court seeking a debt arrangement.

d.	Immediate report dated July 1, 2015 number 62616 regarding the filing of Mega's application to the court seeking creditors' arrangement.

e.	Immediate report dated July 1, 2015 number 63075 regarding the approval of the court for convening debt arrangement meeting in Mega.

f.	Immediate report dated July 6, 2015 number 66051 regarding the approval by the Board of Directors of Alon Blue Square of the arrangement between the suppliers and Mega which includes the right to convert debt into the shares of Alon Blue Square.

The change in the deposit balance provided by Mega to Alon Blue Square in the first quarter derived from the Passover holiday timing and from using gift cards issued by Alon Blue Square that were used in Mega stores. As of the Company's report date, Alon Blue Square paid Mega the total deposit that amounted to NIS 194 million as of March 31, 2015 and in addition provided Mega a loan of NIS 40 million under the expected support of Alon Blue Square in the amount of NIS 100 million, a long term loan and credit line for financing events during the month of additional NIS 120 million as detailed in Mega's restructuring plan.

As of the date of issuing this report, the management of Mega estimates that there are substantial doubts regarding the existence of a going concern assumption the materialization of which depends, among others, upon the approval of the creditors arrangement by the court and the development of the Company's business in the upcoming period.

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